RESCISSION OF EXECUTIVE AGREEMENT

This Rescission of Executive Agreement is entered into this 2nd day of December 2010, by and between Energy Telecom, Inc., a Florida corporation, and Thomas Rickards (the "Executive").

1. The Company and the Executive hereby mutually agree to rescind that certain Executive Agreement entered into between the parties dated April 19, 2010 (the "Agreement").

2. The Company and the Executive agree and acknowledge that the Agreement is null and void from its effective date, and accordingly, no compensation has accrued or is owing to the Executive under the Agreement.

Executed by the parties as of the date set forth above.

ENERGY TELECOM, INC.



By: _____

      Thomas Rickards, President

THOMAS RICKARDS

By: _____

      Thomas Rickards